As filed with the Securities and Exchange Commission on June 29, 2009.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

AEGON USA, LLC PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON USA, LLC Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AEGON USA, LLC Profit Sharing Plan

Year Ended December 31, 2008

With Report of Independent Registered Public Accounting Firm

AEGON USA, LLC Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA, LLC Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON USA, LLC Profit Sharing Plan (formerly AEGON USA, Inc. Profit Sharing Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa

June 26, 2009

AEGON USA, LLC Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$884,428,626	$1,199,079,783
Participant loans receivable	26,132,950	26,132,130

Net assets available for benefits	$910,561,576	$1,225,211,913

See accompanying notes.

AEGON USA, LLC Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Changes in net assets attributed to:
Investment income:
Interest and dividends	$18,229,914
Net realized losses and change in unrealized depreciation in fair values of investments	(345,464,063)
Other income	61,105

(327,173,044)

Contributions:
Employer	22,239,807
Participants	55,536,453

77,776,260

Transfers:
Transfers of net assets from other plans	3,802,990
Transfers of net assets resulting from a plan merger	3,459,656

7,262,646

Total changes attributed to investment income, contributions, and transfers	(242,134,138)

Benefits paid to participants	72,515,899
Administrative expenses	300

Net decrease	(314,650,337)

Net assets available for benefits at beginning of year	1,225,211,913

Net assets available for benefits at end of year	$910,561,576

See accompanying notes.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements

December 31, 2008

1. Description of Plan

The following description of the AEGON USA, LLC Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code) of AEGON USA, LLC (the Company). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Transfers of Net Assets From Other Plans

Participants generally may contribute up to 25% of annual compensation to the Plan, subject to certain limits. Subject to the consent of the plan administrator, participants may also roll over amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s fund options. Effective July 1, 2007, the Plan began to accept Roth contributions.

The Plan accepts transfers of net assets from other plans at fair value as of the date of transfer.

Plan Amendments

The Company amended and restated the Plan effective January 1, 2007, to allow the Plan to accept Roth contributions beginning July 1, 2007.

Effective January 1, 2008, the Company amended the Plan to no longer require spousal consent to name a beneficiary other than a participant’s spouse or request a participant loan for those participants whose normal form of benefit is a lump-sum payment.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

The Company amended the name of the Plan effective August 1, 2008, to the AEGON USA, LLC Profit Sharing Plan. This amendment also includes an update to the definition of compensation to include certain payments made to a participant after severance from employment and the ability of the Plan to withhold distributions for any participant who is on a list published by the Office of Foreign Assets Control of the U.S. Department of Treasury.

Eligibility

Each eligible employee may participate in the Plan following completion of six months of employment. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either their initial 12-month period of service or any plan year.

Participant Accounts

Each participant’s account consists of (a) participant contributions, (b) employer contributions, (c) rollover contributions, (d) earnings on the investments, and (e) allocations of forfeitures of former participants’ nonvested accounts prior to 1987.

The Plan allocates employer and participant contributions to participants’ accounts biweekly. The Plan allocates earnings on the investments to participants’ accounts daily based on their investment in each fund.

Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The Plan fully vests participants’ contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $333,314 and $328,543 were used to reduce employer contributions for the years ended December 31, 2008 and 2007, respectively. Nonvested forfeited balances were $49,178 and $42,494 at December 31, 2008 and 2007, respectively.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes fully vested and will receive the appropriate allocation of the Plan’s assets.

Payment of Benefits

The accrued benefit of a plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. The normal form of payment to any participant who is legally married and who becomes entitled to a distribution will be a joint and 50% survivor annuity. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan also permits partial distributions of account balances.

Effective January 1, 2008, the normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump-sum distribution.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (TFLIC), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code. The separate accounts of TFLIC are valued at fair value, as reported by TFLIC. The fair value of the units owned by the Plan in the TFLIC general account is based on fair value of the underlying investments as determined by the fund sponsor. The TFLIC general account fair value represents contributions made to the fund, plus interest accrued at the fund rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The TFLIC separate accounts, Diversified Investment Advisors (DIA) collective trust, and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts, and high quality short to intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The Plan values the TFLIC separate accounts, DIA collective trust, and AEGON N.V. common stock at the unit value of each fund.

As described in FASB, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment in the Stable Fund which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan reports the marketable securities in the personal choice retirement account, which includes common stocks, mutual funds, bonds, and money market funds at quoted market price.

The Plan values participant loans at their unpaid principal balance.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 2007 amounts in the Company’s financial statements have been reclassified to conform to the 2008 financial statement presentation.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2008	2007
General account of TFLIC:
Stable Fund	$357,567,632	$318,777,483
Separate accounts of TFLIC:
Large Growth Fund	70,135,974	122,480,274
International Equity Fund	*	82,603,855
Large Value Fund	48,868,742	89,747,542
Shares of Diversified Investment Advisors Collective Trust – Stock Index Fund	81,280,255	131,102,455
AEGON N.V. common stock	51,488,889	130,653,307

* Less than 5% of the fair value of net assets available for benefits at the respective date.

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2008, the Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Separate accounts/collective trust	$(257,771,996)
Common stock/mutual funds	(87,692,067)

$(345,464,063)

4. Investment Contract with Insurance Company

The Plan has a benefit responsive investment contract with TFLIC (Stable Value Fund). TFLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Quarterly, TFLIC declares an interest rate for the TFLIC general account that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the TFLIC general account are as follows:

	2008	2007
Based on actual earnings	4.85%	4.66%
Based on average interest rate credited to participants	5.44	5.00

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, the Plan investment assets at fair value. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets:
Personal choice retirement account	$21,644,080	$—	$—	$21,644,080
AEGON N.V. common stock	51,488,889	—	—	51,488,889
Common collective trusts	—	81,280,255	—	81,280,255
Guaranteed investment contracts	—	357,567,632	—	357,567,632
Pooled separate accounts	—	372,447,770	—	372,447,770

Total assets	$73,132,969	$811,295,657	$—	$884,428,626

AEGON USA, LLC Profit Sharing Plan

Notes to Financial Statements (continued)

6. Participant Loans Receivable

The Plan provides for loans to active participants. The Plan treats loans as a participant’s directed investment of the participant’s account. The loan is a trust investment, but only the borrowing participant’s account shares in the interest paid on the loan and bears any expense or loss incurred because of the loan. The loans bear interest at rates established by the trustees. Effective January 1, 2005, participants may have only two loans outstanding at the same time. The Plan grandfathered participants who had more than two loans outstanding at the same time.

7. Transactions with Parties in Interest

In addition to the transactions discussed in Notes 2 and 3, the Company and its affiliate, DIA, provide all administrative services at no charge to the Plan. The Company does not determine the cost of such services.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 23, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan operates in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

On May 20, 2008, the IRS closed its audit of the Plan for the 2005 calendar year and accepted the Plan’s 2005 Form 5500 as filed.

Supplemental Schedule

AEGON USA, LLC Profit Sharing Plan

EIN #42-1310237        Plan #003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value

Unallocated insurance contract – general account
Transamerica Financial Life Insurance Company*	Deposits in unallocated contracts in general account of insurance company – Stable Fund		$357,567,632
Separate accounts of insurance company
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Mid Value Fund		21,304,819

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Large Growth Fund		70,135,974

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Core Bond Fund		40,600,393

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Large Value Fund		48,868,742

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – International Equity Fund		39,923,609

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Quality Bond Fund		20,688,262

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Large Core Fund		25,436,312

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Growth Fund		13,284,743

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short Horizon Strategic Allocation Fund		5,584,057

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Short/ Intermediate Horizon Strategic Allocation Fund		3,111,653

AEGON USA, LLC Profit Sharing Plan

EIN #42-1310237        Plan #003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Shares/Principal	Cost**	Current Value

Separate accounts of insurance company (continued)
Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate Horizon Strategic Allocation Fund		$19,672,175

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Intermediate/ Long Horizon Strategic Allocation Fund		15,873,127

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Long Horizon Strategic Allocation Fund		8,798,645

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – High Yield Bond Fund		10,098,337

Transamerica Financial Life Insurance Company*	Deposits in separate accounts of insurance company – Small Core Fund		29,066,922

Total separate accounts of insurance company			372,447,770

Diversified Investment Advisors Collective Trust*	Shares of collective trust – Stock Index Fund		81,280,255

Common stocks
AEGON N.V.*	8,345,956 shares of common stock		51,488,889

Personal choice retirement account			21,644,080

Participant loans receivable	Loans to participants with maturities of 5 to 20 years and interest rates ranging from 4.00% to 11.02%		26,132,950

Total investments			$910,561,576

*	Indicates party-in-interest to the Plan.
**	Not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA, LLC PROFIT SHARING PLAN

By:	/s/ Brenda K. Clancy
Name:	Brenda K. Clancy
Title:	Executive Vice President Chief Operating Officer
AEGON USA, LLC

June 29, 2009